  Exhibit 12.1

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended September 30, 2003
(in thousands)

Net income from continuing operations

$ 127,091
Income taxes	88,188
Fixed charges (including securitization certificates)	118,998

Total	$ 334,277

Interest expense	$ 99,709
Interest component of rentals	19,289

Total	$ 118,998

Ratio of earnings to fixed charges	2.81

Exhibit 12.2

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
Twelve Months Ended September 30, 2003
(in thousands)

Net income from continuing operations

$ 127,091
Income taxes	88,188
Fixed charges (including securitization certificates)	118,998

Total	$ 334,277

Interest expense	$ 99,709
Interest component of rentals	19,289

Subtotal	118,998
Preferred stock dividend requirements	1,960

Total	$ 120,958

Ratio of earnings to fixed charges	2.76